UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VELOCITY FINANCIAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

92262D101
(CUSIP Number)

May 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 92262D101

1	NAMES OF REPORTING PERSONS
Beach Point Capital Management LP ("Beach Point Capital")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,258,675 **see Note 1**

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,258,675 **see Note 1**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,258,675 **see Note 1**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.: 92262D101

1	NAMES OF REPORTING PERSONS
Beach Point GP LLC ("Beach Point GP")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,258,675 **see Note 1**

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,258,675 **see Note 1**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,258,675 **see Note 1**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No.: 92262D101

ITEM 1(a).	NAME OF ISSUER:
VELOCITY FINANCIAL, INC. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
30699 Russell Ranch Road, Suite 295, Westlake Village, California 91362

ITEM 2(a).	NAME OF PERSON FILING:
Beach Point Capital
Beach Point GP

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Beach Point Capital Management LP, 1620 26th Street Suite 6000n, Santa Monica, CA 90404

ITEM 2(c).	CITIZENSHIP:
Beach Point Capital – Delaware
Beach Point GP - Delaware

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
COMMON STOCK, PAR VALUE $0.01 PER SHARE (“Common Stock”)

ITEM 2(e).	CUSIP NUMBER:
92262D101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.: 92262D101

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
3,258,675 by each of Beach Point Capital and Beach Point GP (collectively, “Beach Point”). **see Note 1**

The Common Stock reported as beneficially owned by Beach Point in this Schedule 13G includes 3,258,675 shares of Common Stock held by certain clients of Beach Point (the "Clients").

(b) Percent of class:
10.06% by each of Beach Point Capital and Beach Point GP. The percent of class is based on 32,384,645  shares of Common Stock outstanding as of May 1, 2022, as reported on the Issuer's quarterly report on Form 10-Q filed on May 6, 2022.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Beach Point Capital - 0
Beach Point GP – 0
(ii) Shared power to vote or to direct the vote:
Beach Point Capital - 3,258,675 **see Note 1**
Beach Point GP - 3,258,675 **see Note 1**
(iii) Sole power to dispose or to direct the disposition of:
Beach Point Capital - 0
Beach Point GP - 0
(iv) Shared power to dispose or to direct the disposition of:
Beach Point Capital - 3,258,675 **see Note 1**
Beach Point GP - 3,258,675 **see Note 1**

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
While Beach Point Capital and Beach Point GP may each be deemed the beneficial owner of the shares of Common Stock of the Issuer, each of the reporting persons is the beneficial owner of such stock on behalf of the Clients who have the right to receive and the power to direct the receipt of the dividends from, or the proceeds of the sale of, such Common Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
See Exhibit I

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

** Note 1 ** Beach Point Capital, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to certain clients (the Clients). In its role as investment adviser, Beach Point Capital possesses voting and investment power over the shares of Common Stock of the Issuer described in this schedule that are owned by the Clients, and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Clients. However, all securities reported in this schedule are owned by the Clients. Beach Point Capital disclaims beneficial ownership of such securities. Beach Point GP is the sole general partner of Beach Point Capital. As a result, Beach Point GP may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Clients. Beach Point GP disclaims beneficial ownership of such securities.

CUSIP No.: 92262D101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2022
Date
Beach Point Capital Management LP
/s/ Lawrence M. Goldman
Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel
Name/Title

June 8, 2022
Date
Beach Point GP LLC
/s/ Lawrence M. Goldman
Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.: 92262D101

EXHIBIT INDEX

Exhibit I - Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II - Joint Filing Agreement

CUSIP No.: 92262D101

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP LLC is the sole general partner and therefore control person of Beach Point Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No.: 92262D101

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of June 8, 2022, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of Velocity Financial, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

June 8, 2022
Date
Beach Point Capital Management LP
/s/ Lawrence M. Goldman
Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel
Name/Title

June 8, 2022
Date
Beach Point GP LLC
/s/ Lawrence M. Goldman
Signature
Lawrence M. Goldman, Chief Administrative Officer and General Counsel
Name/Title